NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

NEW PACIFIC INTERCEPTS MULTIPLE ZONES OF SILVER MINERALIZATION AT SNAKE HOLE ZON E,

SILVER SAND PROJECT, BOLIVIA

Highlights include 30.9 m at 159 g/t silver including 12.2 m at 354 g/t silver –

system remains open for expansion

Vancouver, British Columbia – August 6, 2020 – New Pacific Metals Corp. (TSX‐V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to announce that exploration drilling at the Snake Hole Zone continues to intersect broad zones of silver mineralization and confirms mineral continuity.

The Snake Hole Zone prospect, located approximately 600 metres (“m”) east of the cor e area of the Silver Sand deposit, was discovered in late 2019 and returned results such as 279 g/t Ag over 72.44 m, including 517 g/t Ag over 32.96 m in discovery hole DSS5218 (see news release from January 13, 2020).

During the first quarter of 2020, eight new drill holes were completed for a total of 1,589.75 m. The objective of the drill program was to confirm the continuity of silver mineralization as well as to continue to explore the >1,000 m mineralized trend. Seven of the eight holes intersected structurally controlled silver mineralization, of which assay results of six holes have been received and are summarized in Table 1 below, with pending assay results for the remaining two holes. Drill results confirm the continuity of silver mineralization between the holes on section 52, w here the initial discovery at Snake Hole was made in 2019.

T able 1: Summary of Snake Hole Zone prospect drill assay results from Q1 2020 drilling.

Drillhole ID	Target	From	To	Length	Weighted Grade AG (g/t)
DSS525022	Snake Hole Zone	137.50	154.03	16.53	107
	incl	137.50	145.30	7.80	216
DSS525023	Snake Hole Zone		no significant results
DSS5227	Snake Hole Zone	45.06	75.46	30.40	172
	and	122.53	136.80	14.27	138
DSS5228	Snake Hole Zone	57.91	97.30	39.39	126
	incl	66.37	97.30	30.93	159
	incl	78.33	90.59	12.26	354
	and	139.00	163.60	24.60	102
	incl	151.47	163.60	12.13	148
DSS5229	Snake Hole Zone	134.50	144.17	9.67	166
DSS5230	Snake Hole Zone	86.15	95.00	8.85	33
	and	131.11	150.15	19.04	32
DSS5231	assay pending
DSS505020	assay pending

Notes:

1. True width is estimated at 80% of drill intercepts based on the current understanding of the relationship between drill direction and mineralized structures. Grade is length weighted.

2. Drill location, azimuth and dip of drill holes provided in Table 2 below

SNAKE HOLE ZONE

The Snake Hole Zone prospect consists of near‐surface artisanal underground workings and related surface dumps which follow several NNW‐SSE trending silver‐mineralized structures. As is the case with the Silver Sand deposit, historical mining at Snake Hole began during the Spanish colonial era and has continued sporadically to recent times. The workings are developed in altered (bleached) quartz sandstones and are traceable for more than 1,000 m in strike with widths varying from a few metres to locally up to 100 m wide. Geochemical sampling of the workings and mine dumps returned consistent results typically ranging from 100 g/t Ag to 300 g/t Ag.

Surface mapping suggests the mineralized fracture zone remains open to north where it potentially trends undercover towards the Company’s Jisas prospect located approximately two kilometres (“km”) to the northwest.

COVID‐19 & FUTURE WORK

New Pacific’ commitment to the health and safety of its teams and the communities in which it operates is one of the core values of the Company. In response to the COVID‐19 pandemic and based on guidance and directives from relevant public health authorities, the Company elected to temporarily suspend all field‐ based operations in Bolivia in mid‐March. The Company’s Health & Safety Team has implemented Company‐ wide safety protocols such as 14‐day self‐isolation where necessary, travel restrictions, remote working and enhanced hygiene controls. New Pacific continues to monitor the situation and will return to operations when it is deemed safe to do so by international health authorities.

In the interim, the Company is actively completing detailed geological – structural and geochemical studies on the Silver Sand deposit as well as its other exploration properties to support future advanced technical studies.

QUALITY ASSURANCE AND QUALITY CONTROL

HQ‐size drill core samples from altered and mineralized intervals are split into halves by diamond saw, with an average sample length of between one to one and a half metres, at the Company’s core processing facility located in Betanzos, a small town located 20 km from the project site. Half core samples are stored in a secure storage facility in Betanzos for future reference, with the other half shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. All samples are first analyzed by a multi‐element ICP package (ALS code ME‐MS41) with ore grade over limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver over limits are analyzed by gravimetric analysis (ALS code of GRA21).

A standard quality assurance and quality control (“QAQC”) protocol is employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks are inserted into the normal core sample sequences prior to shipping to the lab at a ratio of 20:1 (i.e., every 20 samples contain at least one standard sample and one blank sample). Duplicate samples of coarse rejects at a ratio of 20:1 are sent to a second internationally accredited lab for check analysis. The assay results of QAQC samples of standards and blanks do not show any significant bias of analysis or contamination during sample preparation.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43‐101.

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633‐1368
Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID‐19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43‐101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43‐101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects

Table 2– Location, Azimuth and Dip of Drill Holes
Hole ID	Easting	Northing	Elev (m)	Azimuth (°)	Dip (°)	Length (m)
DSS525022	235611	7856958	3795	58.03	‐62.8	220.15
DSS525023	235611	7856958	3795	54.45	‐77.2	203.50
DSS5227	235592	7857001	3798	58.12	‐53.9	175.80
DSS5228	235592	7857001	3798	55.41	‐71.9	184.50
DSS5229	235592	7857001	3798	334.39	‐89.2	212.50
DSS5230	235592	7857001	3798	90.36	‐64.1	191.00
DSS5231	235592	7857001	3798	34.04	‐63.6	181.60
DSS505020	235562	7857039	3806	60.71	‐62.9	220.70

Notes: coordinate system is WGS84, UTM20 South